December 24, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Scott M. Anderegg

Re:	G. Willi-Food International Ltd. Registration Statement on Form F-1 Filed November 19, 2009 File No. 333-163223

Dear Mr. Anderegg:

    On behalf of G. Willi-Food International Ltd. (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated December 16, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.
Please file all required exhibits, such as the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response:  We will file form of the underwriting agreement and form of the legal opinion with a subsequent “Exhibits Only” amendment to the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.
We note that the staff issued comments on your Form 20-F for the fiscal year ended December 31, 2008 on September 30, 2009 and you responded on October 22, 2009.  In your response, you committed to make several revisions to your filings in the future.  Please tell us why these revisions do not appear to have been made within this Form F-l. For example, we note that instead of revising your critical accounting estimates as indicated in your response letter filed October 22, 2009, you have removed this section of your filing entirely.  As another example, we note that you committed to add disclosure to your results of operations to describe the factors that led to your goodwill impairments during 2007 and 2008; however, you do not appear to have added these disclosures.

Response:  We have revised the registration statement to include in the MD&A the critical accounting policies in response to the Staff's comment to the Form 20-F.  Since the F-1 covers the same reporting periods as the 20-F, we mistakenly believed that the revisions would apply to SEC filings for future reporting periods.

3.
We note your response to prior comment three of our letter dated September 30, 2008. While we understand that you were not required to comply with this comment in the context of your annual report on Form 20-F, please tell us how you determined that you did not need to provide separate financial statements for Shamir Salads consistent with Rule 3-05 of Regulation S-X and pro forma financial statements reflecting this acquisition consistent with Article 11 of Regulation S-X.  Refer to Instruction 1 to Item 8A of Form 20-F and Item 17 of Form 20-F.

Response:  Shamir Salads ("Shamir") was acquired on January 1, 2008 by the Company. Shamir is salads manufacturer that competes in a competitive market that is dominated by two big players. That forces Shamir to lower prices and thus to have very low operating and net margins that revolves around 3.5% and 1.4%, respectively, for the year ended December 31, 2008. Following is the significant test of Shamir that is based on the information derived from the financial information of 2007 (the most recent full fiscal year prior to the acquisition). The amounts used in the tests are based on IFRS as issued by the IASB:

31.12.07
NIS thousands
Test No.	The Company	20%	Shamir Salads	The Company's share in Shamir Salads	Meets criteria – Y/N

1 - Investment	239,452	47,890	6,500	6,500	N
2 - Earnings	7,290	1,458	251	128	N
3 - Assets	239,452	47,890	27,806	14,181	N

As determined by the tests above, Shamir does not meet the criteria of "significant subsidiary” (as defined under Rule 1-02(w) of Reg S-X).

Undertakings, II-3

4.	Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K, as well as the applicable undertaking required pursuant to Item 512(i) of Regulation S-K.

Response:  We have added such undertakings to the registration statement.  See page II- 5.

Signatures

5.
Please amend your filing to include or identify your controller/principal accounting officer's signature.  Also, we presume that your chief financial officer serves as your principal financial officer, however, please confirm this.  Refer to Instruction 1 to the Signatures on Form F-1.

Response:  We have amended the F-1 filing to specify that our chief financial officer serves as our principal financial officer for purposes of this registration statement.

*     *     *     *     *

        We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,
RICHARDSON & PATEL, LLP
/s/ Ryan Hong

Ryan Hong, Esq.

cc:  Mrs. Ety Sabach